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                                                                     EXHIBIT 4.3

                       AMENDMENT NO. 1 TO RIGHTS AGREEMENT

        THIS AMENDMENT NO. 1, dated as of January 29, 1998, is entered into between AIRTOUCH COMMUNICATIONS, Inc. a Delaware corporation (the "Company"), and THE BANK OF NEW YORK, a New York corporation (the "Rights Agent"),

                              W I T N E S S E T H:

        Whereas the Company and U S West, Inc., a Colorado corporation ("USW") propose to enter into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, among other things, USW will have the right to acquire shares of capital stock of the Company; and

        Whereas in connection with the Merger Agreement, the Company and USW propose to enter into an Amended and Restated Investment Agreement (the "Investment Agreement") pursuant to which USW will agree to certain restrictions relating to its ownership of capital stock of the Company; and

        Whereas the Board of Directors has determined that the Merger Agreement and the Investment Agreement are in the best of interests of the Company and its shareholders; and

        Whereas the Board of Directors has determined that it is in the best interests of the Company and its shareholders that certain amendments be made to
Section 1(a) of the Rights Agreement, dated as of September 19, 1994 between the Company and the Rights Agent (the "Rights Agreement") to exempt USW from the definition of "Acquiring Person" thereunder under certain circumstances; and

        Whereas the Board of Directors has determined that such amendments may be in accordance with Section 27 of the Rights Agreement:

        N o w, T h e r e f o r e, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

        Section 1. Definition of Acquiring Person. Section 1(a) of the Rights Agreement is hereby amended to read in full as follows:

               (a) "Acquiring Person" shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates (as such term is hereinafter defined) and Associates (as such term is hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is


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hereinafter defined) of securities representing 10% or more of the shares of
Common Stock then outstanding or who was such a Beneficial Owner at any time after the date of the Merger, whether or not such Person continues to be the Beneficial Owner of securities representing 10% or more of the outstanding shares of Common Stock. Notwithstanding the foregoing, (i) in no event shall a person who or which, together with all Affiliates and Associates of such Person, is the Beneficial Owner of less than 10% of the Company's outstanding shares of Common Stock become an Acquiring Person solely as a result of a reduction of the number of shares of outstanding Common Stock including repurchases of outstanding Common Stock by the Company, which reduction increases the percentage of outstanding shares of Common Stock beneficially owned by such Person (provided that any subsequent increase in the amount of Common Stock beneficially owned by such Person, together with all Affiliates and Associates of such Person, without the prior approval of the Company shall cause such Person to be an Acquiring Person); (ii) the term Acquiring Person shall not mean
(A) the Company, (B) any subsidiary of the Company (as such term is hereinafter defined), (C) any employee benefit plan of the Company or any of its subsidiaries, (D) any entity holding securities of the Company organized, appointed or established by the Company or any of its subsidiaries for or pursuant to the terms of any such plan, (E) U S WEST, Inc., a Colorado corporation, or its Affiliates or Associates (collectively, "USW"), solely as a result of USW having become the Beneficial Owner of shares of Common Stock pursuant to the Amended and Restated Agreement of Exchange dated as of September 30, 1995, between the Company and USW, provided that USW shall be in substantial compliance (as determined by the Board of Directors of the Company at its discretion) with the terms of the Amended and Restated Investment Agreement dated as of September 30, 1995 between the Company and USW, as amended from time to time (the "First Investment Agreement"), and further provided that upon termination of Section 5.1 of the First Investment Agreement, USW does not become the Beneficial Owner of any


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additional shares of Common Stock (other than pursuant to stock dividends, stock subdivisions and the like), or (F) USW, solely as a result of USW having become the Beneficial Owner of shares of Common Stock pursuant to the Agreement and Plan of Merger dated as of January 29, 1998, between the Company and USW, provided that USW shall be in substantial compliance (as determined by the Board of Directors of the Company at its discretion) with the terms of the Amended and Restated Investment Agreement dated as of January 29, 1998 (the "Second Investment Agreement") between the Company and USW, as amended from time to time, and further provided that upon termination of Section 4.1 of the Second Investment Agreement, USW does not become the Beneficial Owner of any additional shares of Common Stock (other than pursuant to stock dividends, stock subdivisions and the like); and (iii) no Person shall be deemed to be an Acquiring Person if (A) within five business days after such Person would otherwise have become an Acquiring Person (but for the operation of this clause
(iii)), such Person notifies the Board of Directors that such Person did so inadvertently and within two business days after such notification, such Person is the Beneficial Owner of less than 10% of the outstanding shares of Common Stock or (B) by reason of such Person's Beneficial Ownership of 10% or more of the outstanding shares of Common Stock on the date hereof if prior to the Record Date, such Person notifies the Board of Directors that such Person is no longer the Beneficial Owner of 10% or more of the then outstanding shares of Common Stock.


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        Section 2. Counterparts. This Amendment No. 1 may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, but all such counterparts together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.



Attest:                                       AIRTOUCH COMMUNICATIONS

     /s/ KRISTINA VEACO                             /s/ MOHAN S. GYANI
-----------------------------                 ------------------------------
                                                    Executive Vice President
                                                              and
        Assistant Secretary                          Chief Financial Officer
Title _______________________                 Title ________________________


Attest:                                       THE BANK OF NEW YORK

      /s/ KEVIN BRENNAN                           /s/ EDWARD I. TIMMONS
-----------------------------                 ------------------------------

           Vice President                               Vice President
Title _______________________                 Title ________________________


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